UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Synergx Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Peter DiChiara, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  /_/

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87160C106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,068,012
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,068,012
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,068,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.69% (based on shares of common stock outstanding as of January 28, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No.		87160C106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,068,012
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,068,012
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,068,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.69% (based on shares of common stock outstanding as of January 28, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.                      Security and Issuer

This Amendment No. 4 (the “Amendment”) is filed by Firecom, Inc., a New York corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4, 5 and 6 of the initial Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006, Amendment No. 1 filed on May 10, 2006, Amendment No. 2 filed on January 25, 2007 and Amendment No. 3 filed on June 11, 2008 (the  initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791.  The telephone number of the Issuer is (516) 433-4700.

Item 3.                      Source and Amount of Funds or Other Considerations

On January 30, 2009, Firecom purchased 490,000 Shares of the Issuer from Heartland Advisors, Inc. (“Heartland”), at $0.60 a share, for a total purchase price of $294,000, using its working capital to pay the purchase price.

Item 4.                      Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the 490,000 Shares to which this Amendment relates upon a Stock Purchase Agreement with Heartland.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

The Reporting Persons and Issuer are subject to Section 203 of the Delaware General Corporation Law (“Section 203”), regarding proposals or business combinations with Issuer. Pursuant to Section 203, there are restrictions on Reporting Persons engaging in a business combination with Issuer until January 24, 2010.

Firecom holds its Shares for investment purposes.  Mr. Mendez joined the Issuer as Chairman of the Board and as President and Chief Executive Officer in June 2008.  The Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them.  Peter Bartoz, a director of the Issuer, also serves as a director of Firecom.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Statement is amended as follows:

(a) The Reporting Persons aggregately beneficially own 2,068,012 Shares, or 39.69% of the outstanding Shares of the Issuer, based upon 5,210,950 Shares outstanding as of January 28, 2009, as reported to the SEC on Form 10-KSB/A of the Issuer, for the fiscal year ended September 30, 2008.

(b) Firecom has sole voting power over 2,068,012 Shares of the Issuer.  Firecom has sole dispositive power over these Shares.

Mr. Mendez is the Chairman of the Board of Directors and controlling shareholder of Firecom, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owned by Firecom.  Mr. Mendez has shared voting power over 2,068,012 Shares of the Issuer and he has shared dispositive power over 2,068,012 Shares.  Mr. Mendez disclaims any economic interest or beneficial ownership of these Shares.

(c) Firecom effected the following transaction in the Shares during the past 60 days, all of which was purchased from Heartland upon the closing from escrow of a Stock Purchase Agreement, dated as of January 27, 2009.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRECOM, INC.

February 4, 2009	By:	/s/ Paul Mendez
Paul Mendez
President

/s/ Paul Mendez
Paul Mendez

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